Exhibit 99.74

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS INSTALLS DIGITAL LENS SURFACING TECHNOLOGY

Vancouver, British Columbia — August 31, 2011 — Coastal Contacts Inc. (TSX: COA; NASDAQ OMX: COA) the world’s largest online retailer of eyeglasses and contact lenses announced today that it has expanded its world class eyeglasses manufacturing facility with the installation of a digital lens surfacing system.

The system is manufactured by Satisloh, a wholly owned division of Essilor and offers the latest in “free form” digital surfacing technology. The equipment allows Coastal to manufacture “free form” progressive lenses as well as single vision, polarized, prescription sunglasses and progressive Transitions® lenses.

“Coastal continues to invest in building the service leader in the rapidly evolving online eyeglasses category”, stated Roger Hardy, Coastal’s Founder and CEO. “With the digital surfacing system in place, we believe Coastal now has one of the most technologically advanced eyeglasses manufacturing facilities in North America. The investments we have made will continue to provide Coastal with a competitive advantage in the areas of quality, low cost and speed of delivery.”

About Coastal Contacts Inc.

Coastal Contacts Inc. has quickly become the world’s leading online retailer of vision care products, attributable to a combination of fast delivery, a customer-centric approach and great selection at the lowest possible prices. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal Contacts services customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

or

Budd Zuckerman

Genesis Select Corp

303.415.0200

bzuckerman@genesisselect.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 28, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.